SCHEDULE 13D/A

Amendment No. 3

Under the Securities Exchange Act of 1934

GOLDRICH MINING COMPANY

(Name of Issuer)

Common Shares

(Title of Class of Securities)

381431105

(CUSIP Number)

Nicholas Gallagher

5 Churchfields, The K Club

Straffan, Kildare, Ireland

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 381431105

1.

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Nicholas Gallagher

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]

(b)  [  ]

3.

SEC USE ONLY

4.

SOURCE OF FUNDS

PF AND OO

5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [  ]

PURSUANT TO ITEMS 2(d) or 2(e)

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:

54,839,280

8.  SHARED VOTING POWER:

0

9.  SOLE DISPOSITIVE POWER:

54,839,280

10.  SHARED DISPOSITIVE POWER:

0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,839,280 as of March 1, 2017

12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *

As of March 1, 2017:

31.30% (based on 131,232,809 outstanding shares of the Issuer as of March 1, 2017, plus 54,839,280 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended (the “Act”).

14.

TYPE OF REPORTING PERSON*

IN

SCHEDULE 13D

CUSIP NO. 381431105

Item 1.  Security and Issuer.

Goldrich Mining Company

2607 Southeast Blvd., Suite B211

Spokane, WA 99223

Common shares, no par value

Item 2.  Identity and Background.

(i) (a)

Nicholas Gallagher (“Gallagher”)

    (b)

Business address: 5 Churchfields, The K Club, Staffan, Kildare, Ireland

    (c)

Present occupation:  Investment management

    (d)

Criminal proceedings and convictions: There were no criminal proceedings during the last five years referred to in Item 2(d) in which Gallagher was convicted.

    (e)

Civil proceedings and judgment, decree or order: There were no civil proceedings during the last five years referred to in Item 2(e) in which Gallagher was a party and was or is subject to a judgment, decree or final order.

    (f)

Citizenship:  Ireland

Item 3.  Source and Amount of Funds or Other Consideration.

Personal funds (PF) and funds of NGB Nominees Limited (OO) a trust controlled by Gallagher.

Item 4.  Purpose of Transaction.

All purchases were made for investment purposes.

Gallagher filed a Schedule 13G on April 12, 2007, reporting his ownership of greater than 5% of the outstanding securities of the Issuer.  The Schedule 13G was subsequently amended on February 24, 2011 and on August 2, 2011.  As of August 2, 2011, Gallagher held the following securities of the Issuer:  3,600,000 common shares held directly and 3,291,663 common shares, 150,000 Series A Convertible Preferred shares convertible into 900,000 common shares, 100,000 Class E warrants, 500,000 Class I warrants, and 500,000 Class J warrants held through NGB Nominees Limited, for a total of 8,891,663 common Shares of the Issuer and 9.62% of the Issuer’s outstanding securities.

(Note:  500,000 common shares were incorrectly allocated to NGB Holdings Limited in the prior 13G filings, resulting in the following corrected totals on a going forward basis:  4,100,000 common shares held directly and 2,791,663 common shares held indirectly through NGB Nominess Limited.)

Item 5.  Interest in Securities of the Issuer.

Since the date of Gallagher’s Schedule 13G amendment filed August 2, 2011, the following transactions have occurred:

On January 23, 2014, Gallagher purchased through NGB Nominees Limited 200 Series B preferred shares of the Issuer convertible into 2,857,142 common shares of the Issuer and 2,857,142 Class L warrants exercisable for common shares of the Issuer at $0.10 per share, for a total purchase price of $200,000.  Gallagher’s ownership percentage as of January 23, 2014, was 14.13% based on 95,656,719 outstanding shares of the Issuer as of November 14, 2013, plus 7,714,284 in common shares in aggregate underlying convertible securities which are beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act. In addition to the Series B preferred shares purchased on January 23, 2014, Gallagher  held 4,100,000 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 2,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the issuer, 100,000 Class E warrants exercisable at $0.65 per share, 500 Class I warrants exercisable at $0.40 per share and 500,000 Class J warrants exercisable at $0.31 per share.

On March 31, 2015, Gallagher purchased through NGB Nominees Limited 4,000,000 units of common shares and Class O warrants at a price of $0.05 per unit.  The 4,000,000 Class O warrants are exercisable for common shares at an exercise price of $0.06 per share for 60 months, subject to acceleration by the Issuer upon certain conditions.  Gallagher’s ownership percentage as of March 31, 2015 was 16.14% based on 123,382,809 outstanding shares of the Issuer as of November 14, 2014, plus 5,000,000 common shares issued on March 31, 2015, plus 11,714,284 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.  In addition to the 4,000,000 common shares and 4,000,000 Class O warrants purchased on March 31, 2015, Gallagher  held 4,100,000 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 2,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series A preferred shares convertible into 2,857,142 common shares of the Issuer, 100,000 Class E warrants exercisable at $0.65 per share, 500 Class I warrants exercisable at $0.40 per share, 500,000 Class J warrants exercisable at $0.31 per share and 2,857,142 Class L warrants exercisable at $0.20 per share.

On April 1, 2015, the Class E warrants expired.

On November 25, 2015, Gallagher purchased through NGB Nominees Limited 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer and 8,333,333 Class Q warrants for a total purchase price of $250,000, and was granted 833,333 Class Q warrants for a finder’s fee.  Each Series Q warrant is exercisable for common shares of the Issuer at $0.03 per share and expires five (5) years following the purchase date.  Gallagher’s ownership percentage as of November 25, 2015 was 24.95% based on 131,232,809 outstanding shares of the Issuer, plus 29,114,283 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.  In addition to the Series C preferred shares and Class Q warrants purchased on April 1, 2016, Gallagher directly held 4,100,000 common shares of the Issuer, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 500,000 Class I warrants exercisable at $0.40 per share, 500,000 Class J warrants exercisable at $0.31 per share, 2,857,142 Class L warrants exercisable at $0.20 per share, and 4,000,000 Class O warrants exercisable at $0.06 per share.

On April 1, 2016, Gallagher purchased 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer and 1,666,667 Class R warrants for a total purchase price of $50,000.  Each Series R warrant is exercisable for common shares of the Issuer at $0.045 per share commencing one (1) year following the purchase date and expiring five (5) years following the purchase date.  Gallagher’s ownership percentage as of April 1, 2016 was 26.75% based on 131,232,809 outstanding shares of the Issuer, plus 30,780,950 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.  In addition to the Series D preferred shares and Class R warrants purchased on April 1, 2016, Gallagher directly held 4,100,000 common shares of the Issuer, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 500,000 Class I warrants exercisable at $0.40 per share,  500,000 Class J warrants exercisable at $0.31 per share, 2,857,142 Class L warrants exercisable at $0.20 per share, 4,000,000 Class O warrants exercisable at $0.06 per share and 9,166,666 Class Q warrants exercisable at $0.03 per share. (Note: Percentage calculation excludes the 1,666,667 Class R warrants, which are not exercisable within the next 60 days.)

On July 29, 2016, the Class I and J warrants expired.

On September 30, 2016, Gallagher purchased 100 Series E preferred shares convertible into 3,333,333 common shares of the Issuer and 3,333,333 Class R warrants for a total purchase price of $100,000.  Each Series R warrant is exercisable for common shares of the Issuer at $0.045 per share commencing one (1) year following the purchase date and expiring five (5) years following the purchase date.  Gallagher’s ownership percentage as of September 30, 2016 was 29.82% based on 131,232,809 outstanding shares of the Issuer as of September 30, 2016, plus 33,114,283 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.  In addition to the Series E preferred shares and Class R warrants purchased on September 30, 2016, Gallagher held 4,100,000 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 2,857,142 Class L warrants exercisable at $0.20 per share, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share and 1,666,667 Class R warrants exercisable at $0.045 per share. (Note: Percentage calculation excludes the 5,000,000 Class R warrants, which are not exercisable within the next 60 days.)

On November 1, 2016, Gallagher became a director of the Issuer.

On November 2, 2016, Gallagher purchased 90 Series E preferred shares convertible into 3,000,000 common shares of the Issuer and 3,000,000 Class R warrants for a total purchase price of $90,000.  Each Series R warrant is exercisable at $0.045 for one common share of the Issuer commencing one (1) year following the purchase date and expiring five (5) years following the purchase date.  Gallagher’s ownership percentage as of November 2, 2016 was 32.87% based on 131,232,809 outstanding shares of the Issuer as of November 2, 2016, plus 36,114,283 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.  In addition to the Series E preferred shares and Class R warrants purchased on November 2, 2016, Gallagher  held 4,100,000 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 100 Series E preferred shares convertible into 3,333,333 common shares of the Issuer, 2,857,142 Class L warrants exercisable at $0.20 per share, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share and 5,000,000 Class R warrants exercisable at $0.045. (Note: Percentage calculation excludes the 5,000,000 Class R warrants, which are not exercisable within the next 60 days.)

On December 9, 2016, Gallagher purchased 90 Series E preferred shares convertible into 3,000,000 common shares of the Issuer and 3,000,000 Class R warrants for a total purchase price of $90,000.  Each Series R warrant is exercisable at $0.045 for one common share of the Issuer commencing one (1) year following the purchase date and expiring five (5) years following the purchase date.  Gallagher’s ownership percentage as of December 9, 2016 was 29.36% based on 131,232,809 outstanding shares of the Issuer as of December 9, 2016, plus 39,114,283 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.  In addition to the Series E preferred shares and Class R warrants purchased on December 9, 2016, Gallagher held 4,100,000 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 190 Series E preferred shares convertible into 6,333,333 common shares of the Issuer, 2,857,142 Class L warrants exercisable at $0.20 per share, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share and 8,000,000 Class R warrants exercisable at $0.045. (Note: Percentage calculation excludes the 8,000,000 Class R warrants, which are not exercisable within the next 60 days.)

On December 30, 2016, Gallagher purchased 50 Series F preferred shares convertible into 1,666,667 common shares of the Issuer and 1,666,667 Class S warrants for a total purchase price of $50,000.  Each Series S warrant is exercisable at $0.03 for one common share of the Issuer commencing one (1) year following the purchase date and expiring five (5) years following the purchase date.  Gallagher’s ownership percentage as of December 30, 2016 was 30.04% based on 131,232,809 outstanding shares of the Issuer as of December 30, 2016, plus 40,780,950 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.  In addition to the Series F preferred shares and Class S warrants purchased on December 30, 2016, Gallagher held 4,100,000 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 2,857,142 Class L warrants exercisable at $0.20 per share, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share and 11,000,000 Class R warrants exercisable at $0.045 per share. (Note: Percentage calculation exclude 11,000,000 of the Class R warrants and the 1,666,667 Class S warrants, none of which are exercisable within the next 60 days.)

(Note:  Outstanding shares of the Issuer were incorrectly stated in the previous 13D filing as 142,899,476, and underlying convertible securities was overstated at 42,447,617, which resulted in a lower beneficial ownership percentage of 28.78%. This has been updated going forward to reflect correct outstanding shares of the Issuer.)

On February 7, 2017, Gallagher purchased 20 Series F preferred shares convertible into 666,667 common shares of the Issuer and 666,667 Class S warrants for a total purchase price of $20,000.  Each Series S warrant is exercisable at $0.03 for one common share of the Issuer commencing one (1) year following the purchase date and expiring five (5) years following the purchase date.  Gallagher’s ownership percentage as of February 7, 2017 was 30.98% based on 131,232,809 outstanding shares of the Issuer as of February 7, 2017, plus 43,114,284 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.  In addition to the Series F preferred shares and Class S warrants purchased on February 7, 2017, Gallagher held 4,100,000 common shares of the Issuer directly, and indirectly, through NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 50 Series F preferred shares convertible into 1,666,667 common shares of the issuer, 2,857,142 Class L warrants exercisable at $0.20 per share, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, and 1,666,667 Class S warrants exercisable at $0.03 per share. (Note: Percentage calculation exclude 9,333.333 of the Class R warrants and the 2,333,334 Class S warrants, none of which are exercisable within the next 60 days.)

On March 1, 2017, Gallagher purchased 25 Series F preferred shares convertible into 833,333 common shares of the Issuer and 833,333 Class S warrants for a total purchase price of $25,000.  Each Series S warrant is exercisable at $0.03 for one common share of the Issuer commencing one (1) year following the purchase date and expiring five (5) years following the purchase date.  Gallagher’s ownership percentage as of March 1, 2017 was 31.30 % based on 131,232,809 outstanding shares of the Issuer as of March 1, 2017, plus 54,839,280 in underlying convertible securities which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.  In addition to the Series F preferred shares and Class S warrants purchased on March 1, 2017, Gallagher held 4,100,000 common shares of the Issuer directly, and indirectly, through

NGB Nominees Limited, held 6,791,663 common shares of the Issuer, 150,000 Series A preferred shares convertible into 900,000 common shares of the Issuer, 200 Series B preferred shares convertible into 2,857,142 common shares of the Issuer, 250 Series C preferred shares convertible into 8,333,333 common shares of the Issuer, 50 Series D preferred shares convertible into 1,666,667 common shares of the Issuer, 280 Series E preferred shares convertible into 9,333,333 common shares of the Issuer, 50 Series F preferred shares convertible into 1,666,667 common shares of the issuer, 2,857,142 Class L warrants exercisable at $0.20 per share, 4,000,000 Class O warrants exercisable at $0.06 per share, 9,166,666 Class Q warrants exercisable at $0.03 per share, 11,000,000 Class R warrants exercisable at $0.045 per share, and 2,333,334 Class S warrants exercisable at $0.03 per share. (Note: Percentage calculation exclude 9,333.333 of the Class R warrants and the 3,166,667 Class S warrants, none of which are exercisable within the next 60 days.)

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.

Materials to be Filed as Exhibits.

None

Signed:  March 7, 2017

/s/ Nicholas Gallagher

_______________________________

Nicholas Gallagher